SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           Continental Airlines, Inc.
                                (Name of Issuer)

                  Class A Common Stock and Class B Common Stock
                         (Title of Class of Securities)

                             210795209 and 210795308
                                 (CUSIP Number)

                                James J. O'Brien
                           201 Main Street, Suite 2420
                            Fort Worth, Texas  76102
                                 (817) 871-4000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 19, 1996
             (Date of Event Which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 4,267,934 and 4,753,551 of Class A and Class B shares, respectively, which constitutes approximately 54.6% and 19.1%, respectively, of the total number of Class A and Class B shares outstanding. The foregoing ownership percentages set forth herein assume that there are 7,820,790 and 24,875,756 shares of the Class A and Class B Common Stock, respectively, outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. The number of outstanding shares of the Class A and Class B Common Stock as reported in the Issuer's most recent quarterly report was 6,301,056 and 21,484,074, respectively.
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1.       Name of Reporting Person:

         Air Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/
3.       SEC Use Only

4.       Source of Funds:  OO-Partnership Contributions

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e):                             / /

6.       Citizenship or Place of Organization: Texas

                     7.   Sole Voting Power:
                          Class A - 2,740,000 (1)
Number of                 Class B - 0
Shares
Beneficially         8.   Shared Voting Power: -0-
Owned By
Each                 9.   Sole Dispositive Power:
Reporting                 Class A - 2,740,000 (1)
Person With               Class B - 0

                     10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                     Class A - 4,259,734 (2)
                     Class B - 3,382,632 (3)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                        /x/ See Item 2.

13.      Percent of Class Represented by Amount in Row (11):

                     Class A - 54.5% (2)(4)
                     Class B - 13.6% (3)(5)

14.      Type of Reporting Person: PN

- ------------
(1) Power is exercised through its two general partners, 1992 Air GP and Air II General, Inc. Additionally, the voting and dispositive power with respect to the shares of Class A Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(2) Includes 1,519,734 shares of Class A Common Stock that may be acquired upon the exercise of warrants.
(3) Includes 3,382,632 shares of Class B Common Stock that may be acquired upon the exercise of warrants.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 7,820,790 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 24,872,756 shares of Class B Common Stock outstanding which includes the warrants to purchase shares of Class B Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

1.       Name of Reporting Person:

         1992 Air GP

2.       Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/
3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e):                                  / /

6.       Citizenship or Place of Organization: Texas

                     7.   Sole Voting Power:
                          Class A - 0
                          Class B - 0

Number of            8.   Shared Voting Power:
Shares                    Class A - 2,740,000 (1)(2)
Beneficially              Class B - 0
Owned By
Each                 9.   Sole Dispositive Power:
Reporting                 Class A - 0
Person With               Class B - 0

                     10.  Shared Dispositive Power:
                          Class A - 2,740,000 (1)(2)
                          Class B - 0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                     Class A - 4,259,734 (2)(3)
                     Class B - 3,382,632 (4)(5)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                             /x/ See Item 2.

13.      Percent of Class Represented by Amount in Row (11):

                     Class A - 54.5% (3)(6)
                     Class B - 13.6% (5)(7)

14.      Type of Reporting Person: PN

- -------------
(1) Power is exercised through its majority general partner, 1992 Air, Inc.
(2) Solely in its capacity as one of two general partners of Air Partners, L.P. The voting and dispositive power with respect to the shares of Class A Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(3) Includes 1,519,734 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(4) Solely in its capacity as one of two general partners of Air Partners, L.P. with respect to the 3,382,632 shares of Class B Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(5) Includes 3,382,632 shares of Class B Common Stock that may be acquired upon the exercise of warrants held by Air Partners L.P.
(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 7,820,790 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.
(7) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 24,872,756 shares of Class B Common Stock outstanding which includes the warrants to purchase shares of Class B Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

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
1.       Name of Reporting Person:

         Air II General, Inc.

2.       Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e):                                  / /

6.       Citizenship or Place of Organization: Texas

                     7.   Sole Voting Power:
                          Class A - 0
                          Class B - 2,403 (1)

Number of            8.   Shared Voting Power:
Shares                    Class A - 2,740,000 (1)(2)
Beneficially              Class B - 0
Owned By
Each                 9.   Sole Dispositive Power:
Reporting                 Class A - 0
Person With               Class B - 2,403 (1)

                     10.  Shared Dispositive Power:
                          Class A - 2,740,000 (1)(2)
                          Class B - 0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                     Class A - 4,259,734 (2)(3)
                     Class B - 3,385,035 (4)(5)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                             /x/ See Item 2.

13.      Percent of Class Represented by Amount in Row (11):

                     Class A - 54.5% (3)(6)
                     Class B - 13.6% (5)(7)

14.      Type of Reporting Person: CO

- ------------
(1)      Power is exercised through its controlling shareholder, David
         Bonderman.
(2) Solely in its capacity as one of two general partners of Air Partners, L.P. The voting and dispositive power with respect to the shares of Class A Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(3) Includes 1,519,734 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(4) Solely in its capacity as one of two general partners of Air Partners, L.P. with respect to the 3,382,632 shares of Class B Common Stock that may be acquired upon the exercise of warrants.
(5) Includes 3,382,632 shares of Class B Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 7,820,790 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.
(7) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 24,872,756 shares of Class B Common Stock outstanding which includes the warrants to purchase shares of Class B Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

1.       Name of Reporting Person:

         1992 Air, Inc.

2.       Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e):                                  / /

6.       Citizenship or Place of Organization: Texas

                     7.   Sole Voting Power:
                          Class A - 0
                          Class B - 781,607 (1) (2)

Number of            8.   Shared Voting Power:
Shares                    Class A - 2,740,000 (1)(3)
Beneficially              Class B - 0
Owned By
Each                 9.   Sole Dispositive Power:
Reporting                 Class A - 0
Person With               Class B - 781,607 (1) (2)

                     10.  Shared Dispositive Power:
                          Class A - 2,740,000 (1)(3)
                          Class B - 0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                     Class A - 4,259,734 (3)(4)
                     Class B - 4,164,239 (3)(5)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                             /x/ See Item 2.

13.      Percent of Class Represented by Amount in Row (11):

                     Class A - 54.5% (4)(6)
                     Class B - 16.7% (5)(7)

14.      Type of Reporting Person: CO

- ------------
(1)      Power is exercised through its controlling shareholder, David
         Bonderman.
(2) Solely in its capacity as the general partner of Bondo Air, L.P. with respect to 412,499 shares of Class B Common Stock.
(3) Solely in its capacity as the majority general partner of 1992 Air GP. The voting and dispositive power with respect to the shares of Class A Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in
         Item 6 hereof.
(4) Includes 1,519,734 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(5) Includes 3,382,632 shares of Class B Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P. and 379,194 shares of Class B Common Stock held directly by 1992 Air GP.
(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 7,820,790 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.
(7) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 24,872,756 shares of Class B Common Stock outstanding which includes the warrants to purchase shares of Class B Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

1.       Name of Reporting Person:

         David Bonderman

2.       Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e):                                  / /

6. Citizenship or Place of Organization: David Bonderman is a citizen of the United States of America.

                     7.   Sole Voting Power:
                          Class A - 8,200 (1)
                          Class B - 1,367,919 (2)

Number of            8.   Shared Voting Power:
Shares                    Class A - 2,740,000 (3)
Beneficially
Owned By
Each                 9.   Sole Dispositive Power:
Reporting                 Class A - 8,200(1)
Person With               Class B - 1,367,919 (2)

                     10.  Shared Dispositive Power:
                          Class A - 2,740,000 (3)


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                     Class A - 4,267,934 (1)(3)(4)
                     Class B - 4,753,551 (2)(5)(6)(9)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                             /x/ See Item 2.

13.      Percent of Class Represented by Amount in Row (11):

                     Class A - 54.6% (4)(7)
                     Class B - 19.1% (2)(6)(8)(9)

14.      Type of Reporting Person: IN

- ------------
(1) Solely in his capacity as general partner of the Bonderman Family Limited Partnership with respect to 8,200 shares.
(2) Solely in his capacity as general partner of the Bonderman Family Limited Partnership with respect to 441,225 shares. Solely in his capacity as the controlling shareholder of 1992 Air, Inc. with respect to 781,607 shares. Solely in his capacity as the controlling shareholder of Air II General, Inc. with respect to 2,403 shares.
(3) Solely in his capacities as the controlling shareholder of each of Air II General, Inc. and 1992 Air, Inc. with respect to 2,740,000 shares Class A Common Stock held by Air Partners, L.P. The voting and dispositive power with respect to the shares of Class A Common Stock and Class B Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(4) Includes 1,519,734 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P..
(5) Solely in his capacity as the controlling shareholder of each of Air II General, Inc. and 1992 Air, Inc. with respect to the 3,382,632 shares of Class B Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(6) Includes 3,382,632 shares of Class B Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(7) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 7,820,790 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.
(8) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 24,875,756 shares of Class B Common Stock outstanding which includes the warrants to purchase shares of Class B Common Stock held by Air Partners, L.P. and the director options held by Mr. Bonderman but does not include warrants held by any other persons.
(9) Includes 3,000 shares of Class B Common Stock that may be acquired by Mr. Bonderman upon the exercise of outside director stock options.

1.       Name of Reporting Person:

         Bonderman Family Limited Partnership

2.       Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.       SEC Use Only

4.       Source of Funds:  WC

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e):                                  / /

6.       Citizenship or Place of Organization: Texas

                     7.   Sole Voting Power:
                          Class A - 8,200 (1)
                          Class B - 441,225 (1)

Number of            8.   Shared Voting Power:
Shares                    Class A - 46,322 (2)
Beneficially              Class B - 0
Owned By
Each                 9.   Sole Dispositive Power:
Reporting                 Class A - 8,200 (1)
Person With               Class B - 441,225 (1)

                     10.  Shared Dispositive Power:
                          Class A - 46,322 (2)
                          Class B - 0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                     Class A - 80,215 (2)(3)
                     Class B - 498,412 (2)(4)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                             /x/ See Item 2.

13.      Percent of Class Represented by Amount in Row (11):

                     Class A - 1.3% (3)(5)
                     Class B - 2.3% (4)(6)

14.      Type of Reporting Person: PN

- ------------
(1)      Power is exercised through its general partner, David Bonderman.
(2) Bonderman Family Limited Partnership also holds a limited partnership interest in Air Partners, L.P. On the basis of certain provisions of the Partnership Agreement, Bonderman Family Limited Partnership may be deemed to beneficially own the shares of Class A Common Stock and Class B Common Stock beneficially owned by Air Partners, L.P. that are attributable to such limited partnership interest. Pursuant to Rule 13d-4 under the Act, Bonderman Family Limited Partnership disclaims beneficial ownership of all such shares.
(3) Includes 25,693 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P. and attributable to the limited partnership interest in Air Partners, L.P. held by Bonderman Family Limited Partnership.
(4) Includes 57,187 shares of Class B Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P. and attributable to the limited partnership interest in Air Partners, L.P. held by Bonderman Family Limited Partnership.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 6,326,749 shares of Class A Common Stock outstanding which includes the warrants to purchase Class A Common Stock held by Air Partners, L.P. and attributable to the Bonderman Family Limited Partnership pursuant to the Partnership Agreement but does not include warrants held by any other persons.
(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 21,547,311 shares of Class B Common Stock Outstanding which includes the warrants to purchase Class B Common Stock held by Air Partners, L.P. and attributable to the Bonderman Family Limited Partnership pursuant to the Partnership Agreement but does not include warrants held by any other persons.

1.       Name of Reporting Person:

         Bondo Air Limited Partnership

2.       Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e):                                  / /

6.       Citizenship or Place of Organization: Texas

                     7.   Sole Voting Power:
                          Class A - 0
                          Class B - 412,499
Number of
Shares               8.   Shared Voting Power:
Beneficially              Class A - 463,230 (1)
Owned By                  Class B - 0
Each
Reporting            9.   Sole Dispositive Power:
Person With               Class A - 0
                          Class B - 412,499

                     10.  Shared Dispositive Power:
                          Class A - 463,230 (1)
                          Class B - 0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                     Class A - 720,159 (1)(2)
                     Class B - 984,374 (3)(4)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                             /X/ See Item 2.

13.      Percent of Class Represented by Amount in Row (11):

                     Class A - 11.0% (2)(5)
                     Class B - 4.5% (4)(6)

14.      Type of Reporting Person: PN

- -----------
(1)      Solely in its capacity as a limited partner of Air Partners, L.P.
         On the basis of certain provisions of the Partnership Agreement, Bondo Air Limited Partnership ("Bondo Air") may be deemed to beneficially own the shares of Class A Common Stock and Class B Common Stock beneficially owned by Air Partners, L.P. that are attributable to such limited partnership interests. Pursuant to Rule 13d-4 under the Act, Bondo Air disclaims beneficial ownership of all such shares.
(2) Includes 256,929 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P. and attributable to the limited partnership interest in Air Partners, L.P. held by Bondo Air.
(3) Solely in its capacity as a limited partner of Air Partners, L.P. with respect to 571,875 shares of Class B Common Stock that may be acquired upon the exercise of warrants held by Air Partners and that may be attributable to the limited partnership interests held by Bondo Air pursuant to the Partnership Agreement.
(4) Includes 571,875 shares of Class B Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P. and attributable to the limited partnership interests in Air Partners, L.P. held by Bondo Air.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 6,557,985 shares of Class A Common Stock outstanding which includes the warrants to purchase Class A Common Stock held by Air Partners, L.P. and attributable to the limited partnership interest held by Bondo Air pursuant to the Partnership Agreement but does not include warrants held by any other persons.
(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 22,061,999 shares of Class B Common Stock outstanding which includes the warrants to purchase Class B Common Stock held by Air Partners, L.P. and attributable to the limited partnership interest held by Bondo Air pursuant to the Partnership Agreement but does not include warrants held by any other persons.

1.       Name of Reporting Person:

         Alfredo Brener

2.       Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e):                                  / /

6. Citizenship or Place of Organization: Alfredo Brener is a citizen of Mexico.

                     7.   Sole Voting Power:
                          Class A - 0
                          Class B - 406,312 (1)
Number of
Shares               8.   Shared Voting Power:
Beneficially              Class A - 456,282 (1)
Owned By                  Class B - 0
Each
Reporting            9.   Sole Dispositive Power: -0-
Person With               Class A - 0
                          Class B - 406,312 (1)

                     10.  Shared Dispositive Power:
                          Class A - 456,282 (1)
                          Class B - 0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                     Class A - 709,357 (1)(2)
                     Class B - 969,609 (1)(3)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                             /x/ See Item 2.

13.      Percent of Class Represented by Amount in Row (11):

                     Class A - 10.8% (2)(4)
                     Class B - 4.4% (3)(5)


14.      Type of Reporting Person: IN

- ------------
(1) Because Alfredo Brener, through a limited partnership whose corporate general partner he controls, owns warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air, Alfredo Brener may be deemed to beneficially own 98.5% of the shares of Class A Common Stock and Class B Common Stock beneficially owned by Bondo Air or that may be deemed to be beneficially owned by Bondo Air that are attributable to Bondo Air's limited partnership interest in Air Partners. Pursuant to Rule 13d-4 under the Act, Mr. Brener disclaims beneficial ownership of all such shares.
(2) Includes 253,075 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P. and attributable to 98.5% of the limited partnership interest in Air Partners, L.P. held by Bondo Air.
(3) Includes 563,297 shares of Class B Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P. and attributable to 98.5% of the limited partnership interest in Air Partners, L.P. held by Bondo Air.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 6,554,131 shares of Class A Common Stock outstanding which includes the warrants to purchase Class A Common Stock held by Air Partners, L.P. and attributable to Bondo Air Limited Partnership pursuant to the Partnership Agreement but does not include warrants held by any other persons.
(5 Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 22,053,421 shares of Class B Common Stock outstanding which includes the warrants to purchase Class B Common Stock held by Air Partners, L.P. and attributable to Bondo Air Limited Partnership pursuant to the Partnership Agreement but does not include warrants held by any other persons.

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated August 8, 1995, as amended by Amendment No. 1 dated August 11, 1995 and Amendment No. 2 dated April 3, 1996 (the "Schedule 13D"), relating to the shares of Class A Common Stock, par value $.01 per share ("Class A Stock"), and Class B Common Stock, par value $.01 per share ("Class B Stock"), of Continental Airlines, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the
Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND.

         No material change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby partially amended by adding at the end thereof, the following:

         Reference is hereby made to the disclosure contained in Item 6 hereof, which is hereby incorporated herein in its entirety.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         Paragraphs (a)-(c) of Item 5 are hereby amended and restated in their entireties as follows:

         (a)

         AIR PARTNERS

         The aggregate number of shares of the Class A Stock that Air Partners owns beneficially, pursuant to Rule 13d-3 under the Act, is 4,259,734, which constitutes approximately 54.5% of the 7,820,790 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. The aggregate number of shares of the Class B Stock that Air Partners owns beneficially, pursuant to Rule 13d-3 under the Act, is 3,382,632, which constitutes approximately 13.6% of the 24,872,756 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

         1992 AIR GP

         Because of its position as one of two general partners of Air Partners, 1992 Air GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,259,734 shares of the Class A Stock, which constitutes approximately 54.5% of the 7,820,790 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act, and 3,382,632 shares of the Class B Stock, which constitutes approximately 13.6% of the 24,872,756 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

         AIR II

         Because of its position as one of two general partners of Air Partners, and because of its direct ownership of 2,403 shares of the Class B Stock Air II may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of (i) 4,259,734 shares of the Class A Stock, which constitutes approximately 54.5% of the 7,820,790 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act, and (ii) an aggregate 3,385,035 shares of the Class B Stock, which constitutes approximately 13.6% of the 24,872,756 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

         AIR, INC.

         Because of its position as one of two general partners of 1992 Air GP, because of its position as the general partner of Bondo Air, and because of its direct ownership of 369,108 shares of the Class B Stock, Air, Inc., may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of (i) 4,259,734 shares of the Class A Stock, which constitutes approximately 54.5% of the 7,820,790 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act, and (ii) and aggregate of 4,164,239 shares of the Class B Stock, which constitutes approximately 16.7% of the 24,872,756 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

         BONDERMAN

         Because of his position as the controlling shareholder of each of Air II and Air, Inc., and as the general partner of Bonderman Family, and because he holds a director stock option to acquire 3,000 shares of the Class B Stock, and because of his direct ownership of 142,684 shares of the Class B Stock, Bonderman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of (i) 4,267,934 shares of the Class A Stock, which constitutes approximately 54.6% of the 7,820,790 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act, and (ii) an aggregate 4,753,551 shares of the Class B Stock, which constitutes approximately 19.1% of the 24,875,756 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

         BONDERMAN FAMILY

         The aggregate number of shares of the Class A Stock that Bonderman Family owns, or may be deemed to own, beneficially, pursuant to Rule 13d-3 under the Act, is 80,215, 8,200 shares of which Bonderman Family owns directly and 72,015 shares of which Bonderman Family may be deemed to own beneficially because of its position as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement. In the aggregate, such shares of Class A Stock constitute approximately 1.3% of the 6,326,749 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. The aggregate number of shares of the Class B Stock that Bonderman Family owns, or may be deemed to own, beneficially, pursuant to Rule 13d-3 under the Act, is 498,412, 441,225 of which Bonderman Family owns directly and 57,187 of which Bonderman Family may be deemed to own beneficially because of its position as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement. Such shares of Class B Stock in the aggregate constitute approximately 2.3% of the 21,547,311 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Pursuant to Rule 13d-4 under the Act, Bonderman Family disclaims beneficial ownership of all such shares attributable to Bonderman Family's limited partnership interest in Air Partners.

         BONDO AIR

         Because of its position as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bondo Air may, pursuant to Rule 13d-3 of the Act, be deemed to own beneficially 720,159 shares of the Class A Stock, which constitutes approximately 11.0% of the 6,557,985 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. The aggregate number of shares of the Class B Stock that Bondo Air owns, or may be deemed to own, beneficially, pursuant to Rule 13d-3 under the Act, is 984,374, 412,499 of which Bondo Air owns directly and 571,875 of which Bondo Air may be deemed to own beneficially because of its position as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement. Such shares of Class B Stock in the aggregate constitute approximately 4.5% of the 22,061,999 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Pursuant to Rule 13d-4 under the Act, Bondo Air disclaims beneficial ownership of all such shares attributable to Bondo Air's limited partnership interest in Air Partners.

         BRENER

         Because of his ownership, through a limited partnership whose corporate general partner he controls, of warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air and the Partnership Agreement, Brener may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 709,357 shares of the Class A Stock, which constitutes approximately 10.8% of the 6,554,131 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act and 969,608 shares of the Class B Stock, which constitutes approximately 4.4% of the 22,053,421 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Pursuant to Rule 13d-4 under the Act, Brener disclaims beneficial ownership of all such shares attributable to Bondo Air's limited partnership interest in Air Partners.

         To the best knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in response to Item 2(a) herein is the beneficial owner of any shares of the Class A Stock or the Class B Stock.

         (b)

         AIR PARTNERS

         Acting through its two general partners, Air Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,740,000 shares of the Class A Stock and has no power to vote or to direct the vote of any shares of the Class B Stock. Additionally, the voting and dispositive power with respect to the shares of Class A Common Stock held by Air Partners may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners as further described in Item 6 hereof.

         1992 AIR GP

         In its capacity as one of two general partners of Air Partners, and acting through its majority general partner, 1992 Air GP has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,740,000 shares of the Class A Stock.

         AIR II

         In its capacity as one of two general partners of Air Partners, and acting through its controlling shareholder, Air II has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,740,000 shares of the Class A Stock. Acting through its controlling shareholder, Air II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,403 shares of the Class B Stock.

         AIR, INC.

         In its capacities as the majority general partner of 1992 Air GP and the general partner of Bondo Air, and acting through its controlling shareholder, Air, Inc. has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,740,000 shares of the Class A Stock and the sole power to vote or to direct the vote and to dispose or to direct the disposition of 781,607 shares of the Class B Stock.

         BONDERMAN

         In his capacity as the controlling shareholder of each of Air II and Air, Inc., Bonderman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,740,000 shares of the Class A Stock and the sole power to vote or to direct the vote and to dispose or to direct the disposition of 784,010 shares of the Class B Stock. In his capacity as sole general partner of Bonderman Family, Bonderman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,200 shares of the Class A Stock and 441,225 shares of the Class B Stock.
Bonderman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 142,684 shares of Class B Common Stock. Additionally, because of Bonderman's ownership of direct and indirect limited partnership interests in Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bonderman may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of shares of Class A Stock beneficially owned by Air Partners attributable to such limited partnership interests in Air Partners.

         BONDERMAN FAMILY

         Acting through its sole general partner, Bonderman Family has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,200 shares of the Class A Stock and 441,225 shares of the Class B Stock. Additionally, because of its ownership of a limited partnership interest in Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bonderman Family may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 46,322 shares of Class A Stock.

         BONDO AIR

         In its capacity as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bondo Air may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 463,230 shares of the Class A Stock attributable to Bondo Air's limited partnership interest in Air Partners. Bondo Air has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 412,499 shares of Class B Stock.

         BRENER

         Because of his ownership, through a limited partnership whose corporate general partner he controls, of warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air and the Partnership Agreement, Brener may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 456,282 shares of the Class A Stock attributable to Bondo Air's limited partnership interest in Air Partners. Because of his ownership, through a limited partnership whose corporate general partner he controls, of warrants to purchase a 98.5% limited partnership interest in Bondo Air, Brener may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 406,312 shares of the Class B Stock held by Bondo Air.

         (c) As of April 19, 1996, 1992 Air GP distributed 379,194 shares of Class B Stock to its partners in a pro rata in kind distribution. In the distribution, Air Inc. received 369,108 shares of Class B Stock. No consideration was paid by the partners in connection with the distribution.

         Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Class A Stock or Class B Stock since the most recent filing on Schedule 13D.

         (d)-(e)

         No material change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby partially amended by adding at the end thereof, the following:

         Except as disclosed in this Schedule 13D (including the original
Schedule 13D filing, as amended), the Reporting Persons know of no contracts, arrangements, understandings or relationships between or among themselves, or between the Reporting Persons and any other person, with respect to any securities of the Issuer.

         On April 19, 1996, Air Partners entered into certain agreements with the Issuer and Air Canada, a Canadian corporation ("Air Canada"), with respect to securities of the Issuer, which are described below. The descriptions set forth in this Item 6 of the Amendment to Subscription and Stockholders' Agreement, dated as of April 19, 1996, among the Issuer, Air Partners and Air Canada (the "Stockholders' Agreement Amendment"), and the Amended and Restated Registration Rights Agreement, dated as of April 19, 1996, among the Issuer, Air Partners and Air Canada (the "Restated Registration Rights Agreement") do not purport to be complete and are qualified in their entirety by reference to such agreements, each of which is being filed as an exhibit to this Schedule 13D.

         STOCKHOLDERS AGREEMENT AMENDMENT

         The Stockholders' Agreement Amendment amends certain provisions of the Subscription and Stockholders' Agreement, dated as of April 27, 1993, among Air Partners, Air Canada and the Issuer (the "Original Stockholders' Agreement"), a copy of which was filed as Exhibit 4.1 with the Original
Schedule 13D, and sets forth new agreements among the parties thereto. Pursuant to the Stockholders' Agreement Amendment, the Issuer agreed to register under the Securities Act of 1933, as amended (the "Registration"), up to 2,200,000 shares of Class B Common Stock beneficially owned by Air Canada and up to an aggregate of 2,742,733 shares of Class B Common Stock beneficially owned by the partners in Air Partners and to engage Merrill
Lynch & Co. as lead underwriter to conduct an underwritten offering of such shares on a firm commitment basis (the "Offering"). On April 22, 1996 the Issuer made an initial filing of a Registration Statement on Form S-3 relating to the Offering.

         It is currently anticipated that the number of shares owned beneficially by Reporting Persons to be included for sale in the Registration and Offering will be as follows:

         REPORTING PERSON                NUMBER OF SHARES REGISTERED FOR SALE

         Bonderman                                 114,586

         Bonderman Family                           33,219

         Air Inc.                                  305,456

         Air II                                      2,403

         Bondo Air (1)                             412,499
_____________
         (1) As reported on his cover page to this Schedule 13D, because of his indirect ownership of warrants to purchase a 98.5% interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air, Brenner may be deemed to beneficially own 98.5% of such shares. Pursuant to Rule 13d-4 under the Act, Brenner disclaims beneficial ownership of such shares.


         Air Partners and Air Canada have also agreed, among other things, to amend the Original Stockholders' Agreement to (i) delete the purchase options, rights of first refusal and other restrictions on the transfer of the Issuer's securities, (ii) eliminate the voting arrangement between Air Partners and Air Canada relating to the election of persons designated by each such party as directors of the Issuer and (iii) allocate the six demand registrations granted by the Issuer under the Restated Registration Rights Agreement, four to Air Partners and two to Air Canada. In addition, Air Canada further agreed that it will (a) convert, on a share for share basis, its 1,661,056 shares of Class A Common Stock (which entitles the holder thereof to 10 votes per share) into an equivalent number of shares of Class B Common Stock (which entitles the holder thereof to 1 vote per share) and irrevocably waive its right to exchange 1,078,944 shares of Class B Common Stock for an equivalent number of shares of Class A Common Stock, (b) grant an irrevocable proxy (the "Air Canada Proxy") to Air Partners to enable Air Partners to vote Air Canada's shares of the Issuer's common stock at the upcoming annual meeting with respect to the election of directors, approval of certain amendments to the Issuer's Amended and Restated Certificate of Incorporation, and approval of amendments to certain employee benefit-related contracts and other matters or, if Air partners is in any way precluded from exercising such proxy, Air Canada has agreed to vote its shares in favor of the Issuer's proposals at the annual stockholders' meeting of the Issuer, (c) irrevocably waive its right to exchange shares of Class B Common Stock for Class A Common Stock and (d) to cause each of its designees to the Board of Directors of the Issuer to resign at any time following the closing of the Offering upon the request of the Issuer. The aforementioned agreements will become effective only upon the closing of the Offering.

         Air Partners intends to vote its shares of the Issuer's common stock and the shares covered by the Air Canada Proxy at the annual stockholders' meeting of the Issuer in favor of the proposed amendments to the Issuer's Certificate of Incorporation, which provide for, among other things, a change in the number of directors from 18 to such number as may be determined from time to time by the Board in accordance with the By-Laws (currently anticipated to be 12), the ability of holders of the Issuer's Class D common stock to elect one-third of the number of directors determined by the Board (rounded to the nearest whole number), the deletion of Class C common stock and the deletion of Air Canada's preemptive rights.

         Finally, Air Partners agreed that prior to December 16, 1996, without the prior written consent of the Issuer, it would not enter into transactions in securities of the Issuer that would, pursuant to Section 382 of the Internal Revenue Code, have an adverse effect on the ability of the Issuer to fully utilize its net operating losses. This agreement was effective as of April 19, 1996.

         RESTATED REGISTRATION RIGHTS AGREEMENT

         The "Restated Registration Rights Agreement" amended and restated in its entirety the Registration Rights Agreement among Air Partners, Air Canada and the Issuer dated as of April 27, 1993, a copy of which was filed as
Exhibit 4.3 with the original Schedule 13D. Under Sections 2.1(a) and (b) of the Restated Registration Rights Agreement, the aggregate number of demand registrations of Registrable Securities (as defined in the Restated Registration Rights Agreement) to which Air Partners and Air Canada are entitled will be increased from four to six upon the closing of the Offering, with such rights bearing allocated four to Air Partners and two to Air Canada.
Section 2.2(a) of the Restated Registration Rights Agreement also provides Air Partners and Air Canada incidental registration rights commencing on the date of the closing of the Offering to and including the twelfth anniversary thereof.

         Finally, the Restated Registration Rights Agreement sets forth certain agreements between the Issuer and Air Canada relating to the exercise by Air Canada of the two demand registration rights allocated to Air Canada under the Amended Stockholders' Agreement, which will be effective upon the closing of the Offering.

         PROPOSED WARRANT AGREEMENT

         Air Partners is negotiating with the Issuer regarding a possible agreement for the sale by Air Partners to the Issuer, at Air Partners' election for the one-year period commencing August 15, 1996, of up to $50 million in intrinsic value (then-current Class B Common Stock price minus exercise price) of Air Partners' Class B Warrants. The purchase price would be payable in cash. The Board of Directors has authorized the Issuer to effect a public issuance of up to $50 million of Class B Common Stock to fund any such transaction. Upon execution of any such agreement, it is expected that the Issuer would reclassify $50 million from common equity to redeemable warrants.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 4.1 Subscription and Stockholders' Agreement, dated as of April 27, 1993, among Air Partners, Air Canada and the Issuer, previously filed.

Exhibit 4.2 Warrant Agreement, dated as of April 27, 1993, by and between the Issuer and the Warrant Agent as defined therein, previously filed.

Exhibit 4.3 Registration Rights Agreement dated as of April 27, 1993, among Air Partners, Air Canada and the Issuer, previously filed.

Exhibit 4.4 Form of Lock Up Agreement between Air Partners and Goldman Sachs International, previously filed.

Exhibit 4.5 Form of Lock Up Agreement between each Partner of Air Partners and the Issuer, previously filed.

Exhibit 4.6 Form of Assignment of Registration Rights by Air Partners in favor of each Partner of Air Partners, previously filed.

Exhibit 4.7 Amendment to Subscription and Stockholders' Agreement, dated as of April 19, 1996, among Air Partners, Air Canada and the Issuer, filed herewith.

Exhibit 4.8 Amended and Restated Registration Rights Agreement, dated as of April 19, 1996 among the Issuer, Air Partners, and Air Canada, filed herewith.

Exhibit 24.1 Power of Attorney dated August 7, 1995 by Alfredo Brener, previously filed.

Exhibit 99.1 Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

Exhibit 99.2 Amended and Restated Limited Partnership Agreement of Air
             Partners, L. P., together with the first amendment thereto, previously filed.

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

      Dated: April 26, 1996


                               AIR PARTNERS, L.P.

                               By:  1992 AIR GP,
                                    General Partner

                                    By:  1992 AIR, INC.,
                                         General Partner



                                         By:/s/James J. O'Brien
                                               James J. O'Brien,
                                               Vice President

                               1992 AIR GP

                               By:  1992 AIR, INC.,
                                    General Partner



                                    By:/s/James J. O'Brien
                                          James J. O'Brien,
                                          Vice President


                               AIR II GENERAL, INC.



                               By:/s/James J. O'Brien
                                     James J. O'Brien,
                                     Vice President


                               1992 AIR, INC.



                               By:/s/James J. O'Brien
                                     James J. O'Brien,
                                     Vice President


                               /s/James J. O'Brien
                               James J. O'Brien,
                               Attorney-in-Fact for each of:
                               DAVID BONDERMAN (1)
                               ALFREDO BRENER (2)


                               BONDERMAN FAMILY LIMITED PARTNERSHIP

                               By:  David Bonderman, general partner


                               By:/s/James J. O'Brien,
                               Attorney-in-Fact for DAVID BONDERMAN(1)



                               BONDO AIR LIMITED PARTNERSHIP

                               By:  1992 AIR, INC.,
                                    General Partner



                                    By:/s/James J. O'Brien
                                         James J. O'Brien,
                                         Vice President




(1) A Power of Attorney authorizing James J. O'Brien to act on behalf of David Bonderman was previously filed with the Commission.

(2) A Power of Attorney authorizing James J. O'Brien to act on behalf of Alfredo Brener was previously filed with the Commission.